December 23, 2010 VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tom Kluck

Re:	Host Hotels & Resorts, L.P. Registration Statement on Form S-4 Filed December 2, 2010 File No. 333-170934

Dear Mr. Kluck:

We are in receipt of the Staff’s letter dated December 22, 2010, with respect to the above-referenced Registration Statement on Form S-4 (as it may be amended or supplemented, the “Registration Statement”). We are responding to the Staff’s comments on behalf of Host Hotels & Resorts, L.P. (the “Company”) as set forth below. Simultaneously with the filing of this letter, the Company is submitting (by EDGAR) the first amendment to the Registration Statement on Form S-4/A (“Amendment No. 1”), which reflects changes made to respond to the Staff’s comments.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below. Page numbers referenced in the Company’s responses refer to page numbers in the marked copy of Amendment No. 1.

General

1.	We note that you are registering the 6% Series U Senior Notes due 2020 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

December 23, 2010

Response

The Company confirms to the Staff that, simultaneously with the filing of this letter and Amendment No. 1, it will file a supplemental letter as correspondence stating that the Company is registering the exchange offer in reliance on the Staff’s position contained in the referenced no-action letters and will include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Item 22. Undertakings, page II-17

2.	Please include the undertakings required by Item 512(a) of Regulation S-K or tell us why you believe you are not required to include this undertaking.

Response

The Company notes the Staff’s comment and advises the Staff that it has revised the Registration Statement to include the referenced disclosure. Please see pages II-17 and II-18 of Amendment No. 1.

In connection with the foregoing response to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s time and attention to this matter. If you have any questions or comments or require further information, please do not hesitate to telephone the undersigned at (202) 637-2277 or Brian Miller at (202) 637-2332.

Very truly yours,

/s/ Scott C. Herlihy

Scott C. Herlihy

of LATHAM & WATKINS LLP

cc:	Elizabeth A. Abdoo, Esq.

Larry K. Harvey

Brian G. Macnamara

Host Hotels & Resorts, L.P.

Brian D. Miller, Esq.

Latham & Watkins, LLP

Kristina Aberg, Esq.

Securities and Exchange Commission